April 2, 2007
Mr. Ernest Greene
United States Securities and Exchange Commission
100 F Street, N.E. Stop 7010
Washington, D.C. 20549
RE:	Global Employment Holdings, Inc. (the “Company”) Item 4.02 Form 8-K Filed March 26, 2007 File No. 000-51737
Dear Mr. Greene:
In response to your letter dated March 29, 2007, set forth below is our response to the comments contained in your letter.
1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including the date of the conclusion regarding the non-reliance.
We will insert the date of March 22, 2006 into the discussion in accordance with 4.02(a) (1). We believe the requirements of 4.02(a) (2) and (3) were met.
2. Please provide us with a detailed explanation of your basis for valuing the warrants and conversion features using an expected life shorter than the contractual life. Warrants issued to non-employees that are valued using the Black-Scholes model should typically use the contractual term in the calculation, not the expected term. Refer to footnote 7 of SAB 107.
We reviewed SAB 107 and footnote 7 included therein as well as other guidance provided in SFAS 123 (R). SAB 107 states that generally the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. Further, SAB 107 indicates the guidance in Statement 123R is applicable to certain transactions with holders of an economic interest in the entity. Guidance provided in SAB 107 also indicates that the (SEC) staff believes the estimate of expected term should be based on the facts and circumstances available in each particular case (SAB.T.14D2). The SAB states “The staff recognizes that there is a range of conduct that a reasonable issuer might use to make estimates and valuations and otherwise implement Statement 123R, and the interpretive guidance provided by this SAB. Thus, throughout this SAB the use of the terms “reasonable” and “reasonably” is not meant to imply a single conclusion or methodology, but to encompass the full range of potential conduct, conclusions or methodologies upon which an issuer may reasonably base its valuation decisions. Different conduct, conclusions or methodologies by different issuers in a given situation does not of itself raise an inference that any of those issuers is acting unreasonably. While the zone of reasonable conduct is not unlimited, the staff expects that it will be rare when there is only one acceptable choice in estimating the fair value of share-based payment arrangements under the provisions of Statement 123R and the interpretive guidance provided by this SAB in any given situation.”(SAB.T.14A)

SFAS 123 (R) generally provides guidance surrounding options issued to employees and non-employees for services rendered. However, we understand it provides insightful guidance into valuing financial instruments under the Black-Scholes methodology where no other authoritative literature is directly on point to the valuation of financial instruments with non employees. Further, SFAS 123 (R) states that a company should use an approach that is reasonable and supportable under Statement 123R’s fair value measurement objective, which establishes that assumptions and measurement techniques should be consistent with those that marketplace participants would be likely to use in determining an exchange price for the share options. These assumptions should include current market conditions as well as expected exercise behavior of the investment holder. (Appendix A10 and A11 of SFAS 123 (R))
Based upon discussions with our convertible debt and preferred stock holders as well as our investment banker, it was determined that the market place expected term of the instruments is shorter than the contractual term. This is based on historical evidence of comparable instruments of the investment banker and investors that have participated in many similar PIPE transactions and their expertise in the market which includes the following:
➢	Allowing the financial instrument and company to get “traction” in the market

➢	Allowing for liquidity in the market place for the company’s stock

➢	Analysis of the overall return based upon the concept that our investors are not coupon yield investors, i.e., are not expecting to hold the instruments to maturity and collect the coupon interest
Management believes that the market indicators based upon guidance provided and 3rd party input provide for valuing the warrants and conversion features using an expected term shorter than the contractual term and represents a marketplace estimate of the fair market value of the instruments.
We will amend the form 8-K for these items once concurrence has been achieved on both items.
Sincerely,
/s/ Dan Hollenbach
Dan Hollenbach
Chief Financial Officer